30-10-02 12:16 FRÅN-SVENSKA CELLULOSA AB INFO DEP +086788130 T-659 P.01 F-212

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM

02055675

Date	30 October 2002
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	22

SCA

SUPPL

2002 NOV -4 AM 8:05

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA Interim report 1 January–30 September 2002"**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist / Annette Sporrong

PROCESSED
NOV 2 1 2002
THOMSON FINANCIAL

dlw 11/18

Encl.

INFORMATION

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Box 7827, SE-103 97 STOCKHOLM
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com

SCA

File No. 82-763

Interim report

1 January–30 September 2002

	02:3[2]	02:2	02:1		0209[2]	0109
Earnings per share, SEK[1]	**6.27**	6.05	5.89		**18.21**	17.79
Cash flow from current operations per share, SEK[1]	**11.74**	9.36	6.83		**27.93**	33.16
Net sales, SEK M	**22,247**	22,355	21,015		**65,617**	60,871
Earnings after financial items, SEK M	**2,032**	2,026	1,967		**6,025**	5,978
Net earnings, SEK M	**1,456**	1,404	1,365		**4,225**	4,135

[1] *Adjusted historically to reflect new issue of 1.8 million shares in 2001 for stock option program (see page 10).*

[2] *Including the nonrecurring effect of the sale of Zewathener, SEK 88 M.*

Compared with first nine months of 2001

- Earnings per share rose 2%.
- Operating profit for Hygiene Products increased 28%, while operating profit for Packaging and Forest Products declined 9% and 35%, respectively.
- Operating margin rose for Hygiene Products.

Compared with second quarter of 2002

- Earnings per share rose 4%.
- Operating profit for Packaging improved 20%, Hygiene Products' operating profit was on level with the preceding quarter while operating profit for Forest Products was down 17%.
- Operating margin rose for Packaging and Hygiene Products.

Nominating Committee

- Nominating committee appointed, see page 8.

NET SALES AND EARNINGS

Earnings per share increased 2% compared with the year-earlier period and amounted to SEK 18.21 (17.79). Net earnings thus amounted to SEK 4,225 M (4,135).

Consolidated net sales amounted to SEK 65,617 M (60,871), an increase of 8% compared with the year-earlier period. Of this increase, 9% are attributable to acquired companies, while higher volumes accounted for 3%. Lower prices reduced net sales by 4%. Currency movements had only a marginal effect on consolidated net sales.

Group operating profit amounted to SEK 6,783 M (7,040), and was thus 4% lower than operating profit a year earlier. Operating profit for Hygiene Products amounted to SEK 4,130 M (3,233), an increase of 28%. Operating profit for Packaging declined 9% to SEK 2,279 M (2,509), while the operating profit of Forest Products amounted to SEK 1,426 M (2,200), down 35%. Currency movements had a positive impact of 5% on operating profit.

Operating margin for the Group was 10.3% (11.6). The operating margin for Hygiene Products rose to 12% (11) while it declined to 10% (11) for Packaging and to 14% (22) for Forest Products.

Financial items amounted to an expense of SEK 758 M (expense: 1,062). Despite higher average net debt as a result of corporate acquisitions, a significantly lower interest rate provided an improvement of SEK 304 M in financial items. Group earnings after financial items amounted to SEK 6,025 M (5,978), and thus were marginally better than in the year-earlier period.

Return on shareholders' equity was 12% (14), and return on capital employed was 13% (14).

Comparison with the second quarter of 2002

Consolidated earnings per share increased 4% compared with the preceding quarter and amounted to SEK 6.27 (6.05). The operating profit for Packaging rose 20%. The operating profit for Hygiene Products was on level with the second quarter, while operating profit for Forest Products declined 17%. Currency movements had a negative impact of 2% on Group operating profit.

In hygiene operations, operating profit for institutional products rose as a result of price hikes implemented. In contrast, operating profit for Consumer Products declined somewhat due to the loss of the contribution from the tampon operations ("o.b.") that were divested at mid-year and the lower volumes in the southern European tissue operations during the August vacation period. The operating profit for Packaging operations increased as a result of higher prices as well as a capital gain of SEK 88 M on the sale of Zewathener. Forest Products' lower operating profit was due to lower volumes and prices.

Group operating margin rose during the third quarter from 10.1 to 10.3%. The increase can be attributed mainly to Packaging, but Hygiene Products also improved its margins.

Financial items amounted to an expense of SEK 267 (expense: 238). The dividends received in the second quarter, SEK 64 M, were to an extent offset by lower interest expenses during the third quarter.

EARNINGS ANALYSIS

SEK M	02:3	02:2	02:1		0209	0109
Hygiene Products	1,419	1,428	1,283		4,130	3,233
Packaging	839	702	738		2,279	2,509
Forest Products	406	488	532		1,426	2,200
Other	-70	-63	-59		-192	-173
Operating profit, before goodwill amortization	**2,594**	2,555	2,494		**7,643**	7,769
Goodwill amortization	-295	-291	-274		-860	-729
Operating profit	**2,299**	2,264	2,220		**6,783**	7,040
Financial items	-267	-238	-253		-758	-1,062
Earnings after financial items	**2,032**	2,026	1,967		**6,025**	5,978
Tax	-569	-608	-590		-1,767	-1,794
Minority interest	-7	-14	-12		-33	-49
Net earnings	**1,456**	1,404	1,365		**4,225**	4,135
Earnings per share, SEK	6.27	6.05	5.89		18.21	17.79

CASH FLOW

The operating cash surplus was on level with the preceding year and amounted to SEK 11,281 M (11,340), corresponding to 17% (19) of net sales. Net current capital expenditures during the period amounted to SEK 2,163 M (2,349), while working capital rose by SEK 80 M, compared with a decline a year earlier of SEK 695 M. Operating cash flow amounted to SEK 8,990 M (9,658).

Tax payments increased as a result of that most of the Group's deferred tax receivables having been utilized in prior years. Consequently, free cash flow totaled SEK 6,966 M (8,515). Interest payments declined and cash flow from current operations – defined as cash flow before strategic investments and dividends – amounted to SEK 6,487 M (7,715) or SEK 27.93 (33.16) per share.

Corporate acquisitions amounted to SEK 6,466 M (11,701), of which SEK 4,427 M was attributable to acquisition of the Italian tissue company, CartoInvest, and SEK 1,203 M to the packaging company Stabernack. Among other items, the balance, SEK 836 M, is attributable to protective packaging acquisitions in North America, a packaging company in Spain and a tissue company in the UK. The divestment of Zewathener and the "o.b." tampon operations amounted to SEK 369 M. Strategic capital investments in plant and machinery amounted to SEK 1,405 M (1,292).

Comparison with the second quarter of 2002

Compared with the second quarter of 2002, cash flow from current operations was up SEK 552 M, totaling SEK 2,727 M (2,175). The divergence was due primarily to the trend in working capital which declined SEK 738 M during the third quarter.

CASH FLOW ANALYSIS

SEK M	02:3	02:2	02:1	0209	0109
Net sales	22,247	22,355	21,015	65,617	60,871
Operating cash surplus	3,695	3,823	3,763	11,281	11,340
% of net sales	*17*	*17*	*18*	*17*	*19*
Current capital expenditures, net	-843	-771	-549	-2,163	-2,349
% of net sales	*4*	*3*	*3*	*3*	*4*
Change in working capital	738	-151	-667	-80	695
Other operating cash flow changes	26	-104	30	-48	-28
Operating cash flow	**3,616**	2,797	2,577	**8,990**	9,658
Tax payment etc[1]	-694	-591	-739	-2,024	-1,143
Free cash flow	**2,922**	2,206	1,838	**6,966**	8,515
Per share, SEK[2]	*12.58*	*9.50*	*7.91*	*29.99*	*36.59*
Interest payment after taxes	-195	-31	-253	-479	-800
Cash flow from current operations	**2,727**	2,175	1,585	**6,487**	7,715
Per share, SEK[2]	*11.74*	*9.36*	*6.83*	*27.93*	*33.16*
Strategic investments and divestments	-1,756	-539	-5,207	-7,502	-12,979
Cash flow before dividend	**971**	1,636	-3,622	**-1,015**	-5,264

[1] Tax attributable to operating profit.
[2] Adjusted historically to reflect new issue of 1.8 million shares in 2001 for stock option program (see page 10).

FINANCING

Net debt amounted to SEK 24,449 M, an increase of SEK 588 M since year-end 2001. The cash flow from current operations, SEK 6,487 M, and positive currency effects, SEK 2,642 M, reduced net debt. The acquisition of the Italian company, CartoInvest, and other strategic investments, SEK 7,502 M, as well as the dividend to shareholders, SEK 2,036 M, increased net debt. The change in the definition of net debt [1] resulted in an increase of SEK 184 M.

Despite a negative currency trend, SEK 1,595 M, and the dividend to shareholders, SEK 2,036 M, the Group's shareholders' equity during the first nine months rose SEK 686 M to SEK 46,669 M.

The debt/equity ratio amounted to 0.52 (0.54), compared with 0.51 at the beginning of the year. The interest coverage multiple was 8.9 (6.6).

[1] See page 7, heading "Other," change in net debt.

HYGIENE PRODUCTS BUSINESS AREA

SEK M	02:3	02:2	02:1		0209	0109
Net sales	**11,481**	11,790	10,686		**33,957**	30,129
Operating surplus	**2,051**	2,054	1,859		**5,964**	4,769
Operating profit	**1,419**	1,428	1,283		**4,130**	3,233
Operating surplus margin, %	**18**	17	17		**18**	16
Operating margin, %	**12**	12	12		**12**	11
Volume growth, %						
Consumer Products	**-2.4**[1]	17.9[1]	0.8[1]		**12.6**[2]	1.3[2]
AFH and Incontinence products	**1.5**[1]	4.7[1]	4.6[1]		**18.0**[2]	43.0[2]

[1] *Compared with the immediately preceding quarter*
[2] *Compared with corresponding period previous year.*

See also additional information on pages 18-20.

Net sales amounted to SEK 33,957 M (30,129), an increase of 13% compared with the year-earlier period. Most of the increase, 12%, was attributable to the during 2002 acquired tissue company CartoInvest and the fact that the acquisition of Georgia-Pacific's Away From Home operations was not consolidated until the second quarter of 2001. Organic growth, primarily in incontinence operations, lifted sales by 3%. Some raw materials-related price adjustments in tissue paper reduced net sales by 2%. Currency movements had only a marginal effect on sales.

Operating profit rose 28% to SEK 4,130 M (3,233). The increase was primarily attributable to lower raw materials and manufacturing costs, higher volumes and company acquisitions. The improvement was limited by lower prices. Currency movements had a positive impact of 4% on operating profit. All product segments reported improved operating profit, and the operating margin for the business area as a whole rose.

Operating profit in the third quarter, SEK 1,419 M (1,428) was at the level posted in the second quarter, despite the negative effects of totally SEK 40 M due to the loss of the contribution to operating profit from the divested tampon operations and the lower volumes in the southern European tissue operations during the August vacation period. Rising raw material costs during the quarter were offset by cost savings in production. The recovery in the North American tissue operations continued and during the third quarter price hikes were successively implemented. However, this effect was offset somewhat by increased recovered paper prices. Currency movements had a positive impact of 2% on operating profit.

Consumer Products

Operating profit from Consumer Products rose 37% to SEK 2,147 M (1,570) and operating margin increased 2 percentage points. Lower raw material and production costs and the acquisition of CartoInvest contributed to the profit improvement, which was offset by price pressure on tissue. Baby diapers continued to show larger volumes, at the same time as lower raw material costs and ongoing productivity improvements contributed to higher margins.

Compared with the second quarter of 2002, operating profit declined 5% to SEK 719 M (755), partly as a result of the divestment of the tampon operations and partly due to seasonally lower tissue volumes in southern Europe.

AFH and Incontinence products

Operating profit for AFH and Incontinence products amounted to SEK 1,983 M (1,663), an increase of 19% compared with the corresponding period a year earlier. The improvement in operating profit is due mainly to the strong global volume growth in the incontinence area and continued volume growth for AFH in North America. Growth in the incontinence segment was 11% and is being driven by continued expansion, primarily for mild incontinence products. Lower raw materials costs also contributed to the profit improvement.

Compared with the second quarter of 2002, operating profit rose 4% to SEK 700 M (673). The improvement was mainly attributable to continued volume growth in both product areas.

PACKAGING BUSINESS AREA

SEK M	02:3[3]	02:2	02:1		0209[3]	0109
Net sales	**7,780**	7,489	7,340		**22,609**	21,830
Operating surplus	**1,240**	1,081	1,130		**3,451**	3,669
Operating profit	**839**	702	738		**2,279**	2,509
Operating surplus margin, %[1]	**16**	14	15		**15**	17
Operating margin, %[1]	**11**	9	10		**10**	11
Production						
Liner products, kton	**637**	636	628		**1,901**	1,838
Deliveries						
Liner products, kton	**610**	660	628		**1,898**	1,839
Corrugated board, Mm²	**1,012**[2]	1,007[2]	988[2]		**3,007**[2]	2,967[2]

[1] *Adjusted for external linerboard trading, the margin rises by about 2 percentage points.*
[2] *Volumes do not include volumes from protective packaging and other value-added segments.*
[3] *Including the nonrecurring effect of the sale of Zewathener, SEK 88 M.*

See also quarterly data on pages 18-20.

Net sales for the period totaled SEK 22,609 M (21,830), an increase of 4%. The increase was primarily attributable to acquisitions in North America and the acquisition of Stabernack, which contributed 7%, while price and volume effects related to economic conditions reduced net sales by 3%. Currency movements had only a marginal effect on net sales.

Operating profit amounted to SEK 2,279 M (2,509), a decline of 9%. Operating profit was affected negatively by lower prices, mainly for industry-related packaging, the effects of which were somewhat offset by higher volumes. Protective packaging provided a positive effect, due mainly to acquisitions. Lower energy costs were offset by higher recovered paper prices. Currency movements raised operating profit by 3%.

Compared with the second quarter of 2002, operating profit rose 20% to SEK 839 M (702). Price hikes implemented during the quarter for packaging products offset prior increases in costs of recovered paper. Operating profit also includes a nonrecurring capital gain from the sale of Zewathener of SEK 88 M. Currency movements affected operating profit negatively by 6% during the third quarter.

The recovery in protective packaging operations in North America continued during the third quarter, and was particularly notable in the segment for temperature-controlled packaging solutions.

FOREST PRODUCTS BUSINESS AREA

SEK M	02:3	02:2	02:1		0209	0109
Net sales	**3,201**	3,430	3,317		**9,948**	9,935
Operating surplus	677	748	786		2,211	3,043
Operating profit	406	488	532		1,426	2,200
Operating surplus margin, %	21	22	24		22	31
Operating margin, %	13	14	16		14	22
Production						
Publication papers, kton	304	306	294		904	939
Solid wood products, km³	165	182	171		518	466
Deliveries						
Publication papers, kton	299	305	284		888	902
Solid wood products, km³	173	190	165		528	496

See also additional information on pages 18-20.

Net sales for Forest Products remained on par with those for the year-earlier period, amounting to SEK 9,948 M (9,935). The effect of lower paper prices was offset by somewhat higher prices and volumes in forest and solid-wood products operations. Currency movements increased sales by 1%.

Operating profit amounted to SEK 1,426 M (2,200), a decline of 35%. Operating profit from publication paper operations declined, as a result of reduced prices, as well as a decrease in shipments of LWC paper. Pulp operations also showed a decline in operating profit due to lower prices. Some of the decline in operating profit was offset by currency movements, which had a positive effect of 7% on operating profit.

Compared with the second quarter of 2002, operating profit was down 17% due to lower prices and volumes and negative currency movements.

Publication papers

Operating profit from publication paper operations amounted to SEK 709 M (1,324), a decline of 46%. The sharp decline was due mainly to lower prices. Currency movements increased earnings by 7%. The market for publication papers remained weak, notably for LWC paper. During the period, curtailments were implemented with the aim of adjusting production to prevailing demand. In addition, quality enhancement investments were made on the LWC machines in Ortviken, which resulted in additional costs. The new paper machine in Laakirchen was started up during the second quarter, while the mill's oldest machine was shut down.

The decline in operating profit during the third quarter, compared with the second quarter of 2002, amounted to 28%. The decline in operating profit was due to lower prices, increased raw material and energy costs as well as increased curtailments. Currency movements affected operating profit negatively by 6%.

Pulp, timber and solid wood products

Operating profit amounted to SEK 717 M (876), a decline of 18% compared with the year-earlier period. The decline was due to lower pulp prices, while solid-wood product operations increased their operating profit slightly as a result of higher capacity utilization.

Compared with the second quarter, operating profit in the third quarter was down 5% due to seasonally lower volumes for solid-wood products and reduced harvesting in own forests.

GOODWILL

Consolidated goodwill amounted to SEK 16,754 M (16,073). Goodwill is amortized over 20 years. Goodwill amortization by business areas is presented on pages 13 and 19.

Earnings excluding goodwill amortization

SEK M	02:3	02:2	02:1		0209	0109
Operating profit	**2,594**	2,555	2,494		**7,643**	7,769
Earnings after financial items	**2,327**	2,317	2,241		**6,885**	6,707
Net earnings	**1,733**	1,678	1,623		**5,034**	4,821
Earnings per share, SEK	**7.47**	7.23	7.00		**21.70**	20.74

PERSONNEL

The number of SCA Group employees at the close of the quarter was 42,108, compared with 39,800 at the close of the third quarter of 2001. The increase was attributable to acquired companies.

MARKET OUTLOOK

As a result of the start-up of new capacity and low raw material prices, increased competitive pressure was noted in the consumer tissue segment. However, the European market continues to show growth and demand for the Group's consumer-related hygiene products is expected to remain favorable. The situation is more difficult to assess in areas depending on development in the industrial sector. However, the demand situation in most packaging segments is relatively stable. Price hikes attributable to raw materials were carried out for corrugated packaging, which should successively gain effect in the fourth quarter. The demand pattern for publication papers will probably not improve until there is a recovery in advertising.

The volume recovery in the Group's North American operations continued during the third quarter.

OTHER

The SCA Group's interim report was prepared in accordance with the recommendation RR20, Interim Reports, of the Swedish Financial Accounting Standards Council.

Company acquisitions during the year:

Acquired company	Purchase price	Consolidation date
Polyfoam Packers	230 Mkr	Feb 2002
Mid-Lands Chemical	175 Mkr	Mar2002
CartoInvest	4,427 Mkr	Apr 2002
AR Fegersheim	56 Mkr	Apr 2002
Stabernack	1,203 Mkr	Aug 2002
Bertako	160 Mkr	Sep 2002
Packaging Resources	56 Mkr	Sep 2002
Benedetti	135 Mkr	Oct 2002

The divestment of the Nordic "o.b." tampon operations carried out on 1 July 2002 was based on agreements with Johnson&Johnson in 2000 through which SCA also acquired Johnson&Johnson's mild incontinence operations, including the Serenity brand.

Effective 1 January 2002, the Group changed its definition of net debt to include accrued interest expense and revenues, SEK 184 M, which were previously included in capital employed.

SCA reports the Group's pension obligations in accordance with the international accounting recommendation IAS 19. The recommendation's calculations and accounting methodology are based on the value of the assets in the pension funds over the long term shall correspond to the future pension obligations. This long-term approach is reflected in the investment strategy in which 60% of assets are invested in equities and 40% in fixed-income instruments.

In accordance with IAS 19, prior to year-end the actual market value of the assets is reconciled against the future actuarial value of the pension obligations, adjusted for future pay increases and discounted to current value. Actuarial gains and losses (for example, returns that deviate from the assumed value) shall, to the extent that combined they exceed 10% of the highest amount of the assets and obligations (the so-called corridor) be recognized in the income statement during the immediately following year, however, first when the amount is divided by the plan members' average remaining working time (in SCA's case about ten years).

The stock market trend during the year resulted in the value of the pension funds' assets having declined by SEK 1.4 billion. Accordingly, the actuarial loss, which in accordance with the recommendation is outside the corridor, has increased to SEK 3.1 billion. If this situation also remains at year-end the Group's total pension cost for 2003 will increase by about SEK 250 M to SEK 1.2 billion. Of this amount calculated as above, about SEK 310 M does not have any cash effect since the affected pension plans based on local valuation rules are sufficiently financed.

In accordance with the guidelines in RR20, it is reported that the Group's parent company, Svenska Cellulosa Aktiebolaget SCA (publ) owns the forestlands and other fixed property that is part of the forestry operations and provides felling rights for standing timber to its subsidiary SCA Skog AB. In other respects, the parent company is a holding company whose main task is to own and manage shares in a number of business-group companies and to provide Group-wide management and administration. Operating revenues for the period January-September 2002 amounted to SEK 89 M (58) and earnings before appropriations and taxes to SEK 1,474 M (1,717). Investments in property and plant amounted to SEK 38 M (68) during the period. Liquid funds at the end of the period amounted to SEK 43 M (12).

NOMINATION COMMITTEE

The Nomination Committee, which is assigned the task of preparing a proposal regarding composition of the SCA Board of Directors and fee matters, includes Sverker-Martin-Löf, SCA Board Chairman, Curt Källströmer, Handelsbankens Pensionsstiftelser, Tor Marthin, AMF Pension, Björn Lind, SEB Asset Management, and Thomas Halvorsen, Fjärde AP-fonden.

SHARE DISTRIBUTION

02-09-30	Series A	Series B	Total
Registered number of shares	41,964,119	190,237,949	232,202,068
Of which treasury shares	-	(1,778,376)	(1,778,376)
Unconverted debenture loans	-	1,169,908	1,169,908
Outstanding warrants	-	1,740,693	1,740,693
Total after full conversion	**41,964,119**	**193,148,550**	**235,112,669**

During the third quarter, 351,309 A shares were converted to B shares. Consequently, at the end of the quarter, the percentage of A shares had declined from 18.2% to 18.1%. The conversion of shares occurred at the request of the shareholders concerned, pursuant to the conversion clause that was added to the Articles of Association in 1999.

Calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, the effects of outstanding convertible debenture and options programs amount to a maximum dilution of 0.7%, which was taken into consideration when calculating earnings per share for the period.

Stockholm, 30 October 2002
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Åström
President and CEO

Review report

We have reviewed this report in accordance with the recommendations issued by the Swedish Institute of Authorized Public Accountants. A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements of the Exchange and Clearing Operations Act and the Annual Accounts Act.

Stockholm, 30 October 2002

PricewaterhouseCoopers AB
Robert Barnden
Authorized Public Accountant

Reporting date

The year-end report of the period 1 January-31 December 2002 will be released on 30 January 2003. During 2003, interim reports will be published on the following dates: 29 April, 25 July and 30 October.

Copies of the Interim Report are available at SCA U.K. Holdings Limited. SCA Packaging House, 543, New Hythe Lane, Aylesford, Kent ME20 7PE, attention, Tony Staples, telephone 0044 1622 883 025.

STATEMENT OF EARNINGS

	02:3	02:2	01:3	0209	0109
	Mkr	Mkr	Mkr	Mkr	Mkr
Net sales	22,247	22,355	20,793	65,617	60,871
Operating expenses	-18,346	-18,534	-16,888	-54,174	-49,560
Operating surplus	**3,901**	3,821	3,905	**11,443**	11,311
Depreciation according to plan, properties and plant	-1,350	-1,323	-1,260	-3,943	-3,557
Goodwill amortization	-295	-291	-258	-860	-729
Share in earnings of associated companies	43	57	3	143	15
Operating profit	**2,299**	2,264	2,390	**6,783**	7,040
Financial items	-267	-238	-392	-758	-1,062
Earnings after financial items	**2,032**	2,026	1,998	**6,025**	5,978
Income taxes	-569	-608	-578	-1,767	-1,794
Minority interest	-7	-14	-15	-33	-49
Net earnings	**1,456**	1,404	1,405	**4,225**	4,135
Earnings per share, SEK[1]					
- before dilution effects	**6.32**	6.10	6.10	**18.34**	17.88
- after dilution effects	**6.27**	6.05	6.07	**18.21**	17.79
Operating margin	**10%**	10%	11%	**10%**	12%
Return on shareholders' equity	**12%**	12%	14%	**12%**	14%
Return on capital employed	**13%**	13%	14%	**13%**	14%

[1] Adjusted historically in accordance with the Swedish Financial Accounting Standards Council's recommendations. The new issue of 1.8 million shares in 2001 for stock option purposes taken into account. The issue was carried out on 18 May 2001 and the repurchase of these shares was effected on 6 June 2001.

Net earnings	1,456.0	1,404.0	1,405.0	4,225.0	4,135.0
Interest on convertible debentures	1.5	1.5	1.5	4.5	4.5
Adjusted net earnings	1,457.5	1,405.5	1,406.5	4,229.5	4,139.5
Average number of shares before dilution	230.4	230.4	230.4	230.4	231.3
Employee convertibles	1.2	1.2	1.2	1.2	1.2
Outstanding warrants	0.6	0.6	0.2	0.6	0.2
Average number of shares after dilution	232.2	232.2	231.8	232.2	232.7

STATEMENT OF EARNINGS

	02 :3	02 :2	01 :3	0209	0109
	MEUR[3]	MEUR[3]	MEUR[3]	MEUR[1]	MEUR[2]
Net sales	2,412	2,442	2,270	7,148	6,647
Operating expenses	-1,989	-2,024	-1,844	-5,901	-5,412
Operating surplus	**423**	418	426	**1,247**	1,235
Depreciation according to plan, properties and plant	-147	-144	-137	-430	-388
Goodwill amortization	-32	-32	-28	-94	-80
Share in earnings of associated companies	5	6	0	16	2
Operating profit	**249**	248	261	**739**	769
Financial items	-29	-26	-43	-83	-116
Earnings after financial items	**220**	222	218	**656**	653
Income taxes	-61	-67	-63	-192	-196
Minority interest	-1	-2	-2	-4	-5
Net earnings	**158**	153	153	**460**	452

[1] *The average exchange rate of 9.18 was applied in translation to EUR*
[2] *The average exchange rate of 9.16 was applied in translation to EUR*
[3] *Isolated quarterly amounts have been calculated as the difference between two accumulated results*

Business areas

NET SALES

1 January–30 September

SEK M	2002	2001
Hygiene Products	**33,957**	30,129
Consumer products	17,382	15,588
AFH and Incontinence products	16,575	14,541
Packaging	**22,609**	21,830
Forest Products	**9,948**	9,935
Publication papers	5,170	5,725
Pulp, timber and solid wood products	4,778	4,210
Other operations	1,307	1,284
Intra-group deliveries	-2,204	-2,307
Total net sales	**65,617**	60,871

OPERATING SURPLUS

1 January–30 September

SEK M	2002	2001
Hygiene Products	**5,964**	4,769
Consumer products	3,174	2,433
AFH and Incontinence products	2,790	2,336
Packaging	**3,451**	3,669
Forest Products	**2,211**	3,043
Publication papers	1,297	1,883
Pulp, timber and solid wood products	914	1,160
Other operations	-183	-170
Total operating surplus	**11,443**	11,311

OPERATING PROFIT

1 January–30 September

SEK M	2002	2001
Hygiene Products	**4,130**	3,233
Consumer products	2,147	1,570
AFH and Incontinence products	1,983	1,663
Packaging	**2,279**	2,509
Forest Products	**1,426**	2,200
Publication papers	709	1,324
Pulp, timber and solid wood products	717	876
Other operations	-192	-173
Operating profit, before goodwill amortization	**7,643**	7,769
Goodwill amortization[1]	-860	-729
Total operating profit	**6,783**	7,040

[1] Goodwill amortization:	2002	2001
Hygiene Products	317	226
Packaging	288	248
Common	255	255
Group	**860**	729

OPERATING SURPLUS MARGIN

1 January–30 September

SEK M	2002	2001
Hygiene Products	**18**	16
Consumer products	18	16
AFH and Incontinence products	17	16
Packaging	**15**	17
Forest Products	**22**	31
Publication papers	25	33
Pulp, timber and solid wood products	19	28

OPERATING MARGIN, excluding goodwill amortization

1 January–30 September

SEK M	2002	2001
Hygiene Products	**12**	11
Consumer products	12	10
AFH and Incontinence products	12	11
Packaging	**10**	11
Forest Products	**14**	22
Publication papers	14	23
Pulp, timber and solid wood products	15	21

BALANCE SHEET	2002-09-30		2001-12-31	
	SEK M	EUR M[1]	SEK M	EUR M[1]
Assets				
Goodwill	16,754	1,835	16,149	1,715
Other intangible assets	722	79	701	75
Tangible assets	57,492	6,297	56,980	6,052
Shares and participations	2,217	243	2,349	249
Long-term financial receivables	3,558	390	3,888	413
Other long-term receivables	784	86	788	84
Operating receivables and inventories	25,374	2,779	23,338	2,479
Short-term investments	442	48	406	43
Cash and bank balances	1,572	172	2,189	232
Total assets	**108,915**	**11,929**	106,788	11,342
Equity, provisions and liabilities				
Shareholders' equity[2]	46,669	5,112	45,983	4,884
Minority interests	703	77	736	78
Provisions for pensions	2,558	280	2,598	276
Other provisions	12,888	1,412	12,272	1,303
Interest-bearing debt	27,554	3,018	27,746	2,947
Operating liabilities and other noninterest-bearing debt	18,543	2,030	17,453	1,854
Total equity, provisions and liabilities	**108,915**	**11,929**	106,788	11,342

	2002-09-30	2001-12-31
Debt/equity ratio	**0.52**	0.51
Equity/assets	**43%**	44%

[1] The closing date exchange rate of 9.13 (9.42) was applied in translation to EUR.

[2] Additional information, change in shareholders' equity, SEK M.

	Jan–Sept 2002	Jan–Sept 2001
Shareholders' equity, 1 January	45,983	40,457
Adjusted for prior year's taxation of land	87	-
New share issue	-	18
Repurchasing of own stock	5	-18
Translation differences	-2,443	3,611
Exchange-rate differences on hedging instruments	848	-1,068
Dividend	-2,036	-1,806
Net earnings for the period	4,225	4,135
Shareholders' equity, 30 September	**46,669**	45,329

CASH FLOW ANALYSIS

1 January–30 September

SEK M	2002	2001
Operating cash surplus	11,281	11,340
Changes in working capital	-80	695
Current capital expenditures, net	-2,163	-2,349
Other operating cash flow changes	-48	-28
Operating cash flow	**8,990**	9,658
Financial items	-758	-1,062
Income taxes paid	-1,797	-793
Other	52	-88
Cash flow from current operations	**6,487**	7,715
Strategic capital expenditures	-984	-811
Strategic structural expenditures	-421	-481
Company acquisitions	-6,466	-11,701
Divestments	369	14
Cash flow before dividend	**-1,015**	-5,264
Dividend	-2,036	-1,806
Cash flow after dividend	**-3,051**	-7,070
New share issue	-	18
Repurchasing of own stock	5	-18
Net cash flow[1]	**-3,046**	-7,070
Net debt at beginning of period	**-23,861**	-15,880
Net cash flow	-3,046	-7,070
Asset securitization	-	1,138
Effect of changed definition of net debt[2]	-184	-
Currency effects	2,642	-3,221
Net debt at end of period	**-24,449**	-25,033
Debt payment capacity	**53%**	53%

[1] *Additional information:*

Net cash flow	**-3,046**	-7,070
Change in interest-bearing debt	2,258	7,755
Change in cash and bank balances	**-788**	685
Cash and bank balances at beginning of period	**2,189**	1,440
Change in cash and bank balances	-788	685
Currency effects on cash and bank balances	170	314
Cash and bank balances at end of period	**1,571**	2,439

[2] *See page 7, heading "Other," changed definition of net debt.*

Quarterly data

STATEMENT OF EARNINGS
Group

	2002			2001			
SEK M	III	II	I	IV	III	II	I
Net sales	22,247	22,355	21,015	21,509	20,793	21,556	18,522
Operating surplus	3,901	3,821	3,721	4,057	3,905	3,947	3,459
Depreciation according to plan, properties and plant	-1,350	-1,323	-1,270	-1,323	-1,260	-1,260	-1,037
Goodwill amortization	-295	-291	-274	-281	-258	-266	-205
Share in earnings of associated companies	43	57	43	-1	3	16	-4
Operating profit	2,299	2,264	2,220	2,452	2,390	2,437	2,213
Financial items	-267	-238	-253	-340	-392	-420	-250
Earnings after financial items	2,032	2,026	1,967	2,112	1,998	2,017	1,963
Income taxes	-569	-608	-590	-650	-578	-591	-625
Minority interest	-7	-14	-12	-10	-15	-19	-15
Net earnings	1,456	1,404	1,365	1,452	1,405	1,407	1,323
Earnings per share[1], SEK							
- before dilution effects	6.32	6.10	5.92	6.30	6.10	6.08	5.70
- after dilution effects	6.27	6.05	5.89	6.26	6.07	6.04	5.68

[1] *Adjusted historically in accordance with the Swedish Financial Accounting Standards Council's recommendations. The new issue of 1.8 million shares in 2001 for stock option purposes taken into account. The issue was carried out on 18 May 2001 and the repurchase of these shares was effected on 6 June 2001.*

Quarterly data

CASH FLOW ANALYSIS
Group

	2002			2001			
SEK M	III	II	I	IV	III	II	I
Operating cash surplus	3,695	3,823	3,763	4,070	3,909	3,995	3,436
Change in working capital	738	-151	-667	1,772	689	775	-769
Current capital expenditures, net	-843	-771	-549	-1,130	-902	-949	-498
Other operating cash flow changes	26	-104	30	-164	-5	51	-74
Operating cash flow	**3,616**	2,797	2,577	4,548	3,691	3,872	2,095
Financial items	-267	-238	-253	-340	-392	-420	-250
Income taxes paid	-614	-527	-656	-929	-425	-178	-190
Other	-8	143	-83	255	17	115	-220
Cash flow from current operations	**2,727**	2,175	1,585	3,534	2,891	3,389	1,435
Strategic capital expenditures	-327	-374	-283	-658	-257	-425	-129
Strategic structural expenditures	-109	-188	-124	-286	-183	-250	-48
Company acquisitions	-1,689	23	-4,800	-1,585	-110	-353	-11,238
Divestments	369	-	-	5	3	11	-
Cash flow before dividend	**971**	1,636	-3,622	1,010	2,344	2,372	-9,980
Dividend	-20	-2,016	-	-	-20	-1,786	-
Cash flow after dividend	**951**	-380	-3,622	1,010	2,324	586	-9,980
New stock issue	-	-	-	-	-	18	-
Repurchasing of own stock	2	3	-	-	-	-18	-
Net cash flow	**953**	-377	-3,622	1,010	2,324	586	-9,980

Quarterly data Business areas

NET SALES

	2002			2001			
SEK M	III	II	I	IV	III	II	I
Hygiene Products	**11,481**	11,790	10,686	10,668	10,580	10,963	8,586
Consumer products	5,994	6,228	5,160	5,366	5,341	5,206	5,041
AFH and Incontinence products	5,487	5,562	5,526	5,302	5,239	5,757	3,545
Packaging	**7,780**	7,489	7,340	7,400	7,284	7,659	6,887
Forest Products	**3,201**	3,430	3,317	3,621	3,257	3,296	3,382
Publication papers	1,707	1,812	1,651	2,125	1,955	1,910	1,860
Pulp, timber and solid wood products	1,494	1,618	1,666	1,496	1,302	1,386	1,522
Other operations	463	461	383	538	429	430	425
Intra-Group deliveries	-678	-815	-711	-718	-757	-792	-758
Total net sales	**22,247**	22,355	21,015	21,509	20,793	21,556	18,522

OPERATING SURPLUS

	2002			2001			
SEK M	III	II	I	IV	III	II	I
Hygiene Products	**2,051**	2,054	1,859	1,863	1,759	1,740	1,270
Consumer products	1,087	1,114	973	1,012	915	775	743
AFH and Incontinence products	964	940	886	851	844	965	527
Packaging	**1,240**	1,081	1,130	1,177	1,199	1,258	1,212
Forest Products	**677**	748	786	1,068	1,007	1,003	1,033
Publication papers	380	449	468	702	693	624	566
Pulp, timber and solid wood products	297	299	318	366	314	379	467
Other operations	-67	-62	-54	-51	-60	-54	-56
Total operating surplus	**3,901**	3,821	3,721	4,057	3,905	3,947	3,459

Quarterly data Business Areas

OPERATING PROFIT

	2002			2001			
SEK M	III	II	I	IV	III	II	I
Hygiene Products	**1,419**	1,428	1,283	1,240	1,200	1,175	858
Consumer products	719	755	673	699	611	492	467
AFH and Incontinence products	700	673	610	541	589	683	391
Packaging	**839**	702	738	777	800	851	858
Forest Products	**406**	488	532	776	710	730	760
Publication papers	181	251	277	494	480	464	380
Pulp, timber and solid wood products	225	237	255	282	230	266	380
Other operations	-70	-63	-59	-60	-62	-53	-58
Operating profit before goodwill amortization	**2,594**	2,555	2,494	2,733	2,648	2,703	2,418
Goodwill amortization[1]	-295	-291	-274	-281	-258	-266	-205
Total operating profit	**2,299**	2,264	2,220	2,452	2,390	2,437	2,213

[1] **Goodwill amortization:**

Hygiene Products	109	110	98	104	84	87	55
Packaging	100	96	92	94	87	94	67
Common	86	85	84	83	87	85	83
Group	**295**	291	274	281	258	266	205

OPERATING SURPLUS MARGINS

	2002			2001			
Percent	III	II	I	IV	III	II	I
Hygiene Products	**18**	17	17	17	17	16	15
Consumer products	18	18	19	19	17	15	15
AFH and Incontinence products	18	17	16	16	16	17	15
Packaging	**16**	14	15	16	16	16	18
Forest Products	**21**	22	24	29	31	30	31
Publication papers	22	25	28	33	35	33	30
Pulp, timber and solid wood products	20	18	19	24	24	27	31

OPERATING MARGINS, excluding goodwill amortization

	2002			2001			
Percent	III	II	I	IV	III	II	I
Hygiene Products	**12**	12	12	12	11	11	10
Consumer products	12	12	13	13	11	9	9
AFH and Incontinence products	13	12	11	10	11	12	11
Packaging	**11**	9	10	11	11	11	13
Forest Products	**13**	14	16	21	22	22	22
Publication papers	11	14	17	23	25	24	20
Pulp, timber and solid wood products	15	15	15	19	18	19	25

Group data

MARGINS

1 January–30 September

Percent	2002	2001
Operating surplus margin	17.4	18.6
Operating margin, excl. goodwill amortization	11.7	12.8
Operating margin	10.3	11.6
Financial net margin	-1.1	-1.8
Profit margin	9.2	9.8
Tax and minority	-2.8	-3.0
Net margin	6.4	6.8

MARGINS–quarterly data

	2002			2001			
Percent	III	II	I	IV	III	II	I
Operating surplus margin	17.5	17.1	17.7	18.9	18.8	18.3	18.7
Operating margin, excl. goodwill amortization	11.7	11.4	11.9	12.7	12.7	12.5	13.1
Operating margin	10.3	10.1	10.6	11.4	11.5	11.3	12.0
Financial net margin	-1.2	-1.0	-1.2	-1.6	-1.9	-2.0	-1.4
Profit margin	9.1	9.1	9.4	9.8	9.6	9.3	10.6
Tax and minority	-2.6	-2.8	-2.9	-3.0	-2.8	-2.8	-3.5
Net margin	6.5	6.3	6.5	6.8	6.8	6.5	7.1

FIVE-YEAR SUMMARY

Full year	2001	2000[1]	1999[1]	1998[1]	1997[1]
Earnings after financial items, SEK M	8,090	9,327	5,521	5,169	4,457
Earnings per share, SEK	24.05	30.64	16.73	16.03	13.11
Earnings per share, excluding goodwill amortization, SEK	28.40	33.76	19.52	17.96	14.87
Debt/equity ratio, times	0.51	0.39	0.69	0.83	0.85
Return on capital employed, %	14	18	12	14	12
Return on shareholders' equity, %	13	20	12	13	12

[1] *Adjusted historically to reflect new issues.*

File No. 82-763

Date	30 October 2002
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	3

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "**SCA implements hygiene investments**", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist / Annette Sporrong

Encl.

INFORMATION

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM, Sweden
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com

SCA

File No. 82-763

SCA implements hygiene investments

SCA strengthens tissue operations in the US

To ensure future competitiveness in SCA's tissue operations in the US, an investment project will be carried out in Florence, Alabama. The project is aimed at securing SCA's position in the southern US, reducing production costs, increasing efficiency for converting and improving proprietary supplies of base tissue (mother reels) through investing in a new tissue machine.

The US tissue market comprises nearly seven million metric tons, of which 4.5 million tons consists of consumer products and 2.5 million tons is tissue for the Away-From-Home (AFH) market. The North American AFH market is showing an annual growth trend of 2-3%. The degree of consolidation is high within AFH, with the three largest producers controlling 82% of the market, in which SCA's share is 21%. In recent years, capacity expansion in the North American AFH market has corresponded to market growth, contributing to a balanced and high level of capacity utilization (90-97%).

SCA has sales of AFH tissue in all regions of the US and to varying degrees, SCA also owns converting facilities in each region. However, the converting capacity is limited in the south and, as a result, converted products are now transported from converting plants in the central and northeastern parts of the country to the south. In addition, production of base tissue is unevenly distributed in relation to sales of converted products, with SCA's operations in the southern region of the US being conspicuous because of the absence of proprietary capacity in base tissue. In conjunction with the acquisition of Georgia-Pacific's AFH tissue assets, SCA gained control of 450,000 tons of converted products, but only 370,000 tons of base tissue. To secure access to base tissue, the purchase contract stipulated that Georgia-Pacific would supply up to 120,000 tons over a six-year period. The new tissue machine will substantially reduce the level of external supplies, generating considerable savings.

The converting of tissue will be conducted partly on new converting lines and partly on older lines that are being transferred from three converting units (Brattleboro, Vermont, and Atlanta and LaGrange, Georgia) in the northeastern and southern US, which will be closed in conjunction with this project. The project involves old and new converting lines, a tissue machine with a capacity of 110,000 tons and a recycled fiber plant. Additionally, the project includes the construction of storage facilities and a distribution center.

The project generates considerable savings, mainly attributable to consolidation of the converting operations (three facilities will become one), integration of base tissue and converting (transport costs for mother reels is eliminated), the geographic location (converting is conducted in the region where the end-product is sold) and the construction of a modem and cost-effective tissue machine (replaces the purchase of mother reels from Georgia-Pacific or on the open market). The investment is expected to lead to annual cost savings of approximately SEK 700 M, calculated on the operating surplus level (EBITDA).

The total investment cost for the project amounts to approximately USD 240 M, corresponding to nearly SEK 2.2 billion. The current value of future free cash flow is estimated to exceed investment costs by about 90%, resulting in a CVA index of 1.9.

Investments in incontinence

As part of the continuing build-out of capacity for the Group's incontinence products, SCA has also decided to add new machine capacity at the plants in Europe and North America. The investment costs for this total about SEK 240 M.

Stockholm, 30 October 2002

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, please contact:

Jan Åström, President and CEO. Phone: +46 70-586 07 01
Peter Nyquist, Senior Vice President Communications and Investor Relations. Phone: +46 70-575 29 06

Studsvik AB (publ) – Interim Report, January–September 2002

- **Studsvik's net sales increased by 13 per cent to SEK 743.2 million (656.4).**
- **The result before tax improved considerably during the third quarter to SEK 10.3 million (-35.0). In total, the result for the period amounted to SEK -13.0 million (-99.1).**
- **Production in the Erwin facility continues to increase.**
- **The dismantling and decommissioning business in Germany is showing growth.**

Net Sales

During the third quarter, net sales amounted to SEK 250.5 million (247.9) and, for the period of January-September, amounted to SEK 743.2 million (656.4), which is an increase of about 13 per cent. All of the SBUs show an increase in net sales, with the exception of Nuclear Technology, which reports a marginal decrease.

Net sales outside Sweden increased during the period of January–September and amounted to 68 (65) per cent of net sales.

Result

The operating result for the third quarter was SEK 8.2 million (-33.9). For the period of January–September, the operating result amounted to SEK -13.6 million (-92.9).

Profit before tax for the third quarter amounted to SEK 10.3 million (-35.0) and, for the period of January–September, amounted to SEK -13.0 million (-99.1).

Expenses for legal fees and other expertise related to the arbitration process in the USA amounted to SEK 24.2 million in January–September.

A final agreement was reached concerning the purchase price for SINA. According to the acquisition agreement, the purchase price for the company is to be adjusted in relation to the company's profit for 1998 and 1999. In 2000, the purchase price reduction was calculated at EUR 2.1 million. This was also reported as a receivable in the consolidated accounts. In 2001, Studsvik took the case to an arbitration court. In August 2002, an agreement was reached whereby the purchase price was finally reduced by EUR 1.5 million. The difference of EUR 0.6 million, corresponding to SEK 5.1 million, has therefore been charged to operating result for the third quarter. SEK 0.9 million in

expenses for the arbitration process have been charged to operating result for the quarter and SEK 1.6 million has been charged for the period of January–September.

During the fourth quarter, Studsvik will obtain a tax refund amounting to SEK 10.7 million, relating to the acquisition of SINA. The tax refund is reported as a reduction in tax expense in the third quarter and has had no impact on the operating profit. Interest is accrued on the purchase price adjustment and the tax refund. This corresponds to SEK 3.8 million which has been added to the result for the third quarter.

During the third quarter, THOR Treatment Technologies LLC (TTT) was founded. Studsvik and Washington Group Inc. each have a 50 per cent ownership stake in TTT. Studsvik granted the company an exclusive license to use the THOR process. The transaction resulted in a consolidated capital gain of SEK 17.3 million. This gain is reported as group income. Expenses for setting up TTT's operations, corresponding to SEK 4.9 million, have been charged to the result for the third quarter.

Business

General

Annual refueling and maintenance outages were conducted at a large number of nuclear power plants during the third quarter. Several of these outages were concluded in both Sweden and Germany at the end of September. Industrial Services has had a high resource utilization for decontamination and health physics.

Resource utilization at the Erwin waste treatment facility has continued to be high, and this is also the case at the waste treatment facilities in Sweden. During the third quarter, the R2 reactor was shut down for an annual maintenance overhaul for five weeks and this has had a negative impact on results.

THOR Treatment Technologies LLC has started operations and is marketing its services to the US Department of Energy and other players on the federal waste market in the USA. The company is accounted for in accordance with the equity method in Studsvik's consolidated accounts. Since the acquisition value is zero, no share of equity or profit participation is reported.

A verdict in the arbitration process between Studsvik, Inc. and Metric Duke concerning the construction of the Erwin waste treatment facility is expected, as was previously reported, during the fourth quarter.

Nuclear Technology

During the third quarter, net sales for the SBU amounted to SEK 59.1 million (77.4) and, for the period of January–September, to SEK 242.9 million (243.7). The operating result for the third quarter amounted to SEK -2.8 million (-15.0) and, for the period of January–September, to SEK 10.3 million (-19.3).

There was a decline in reactor and laboratory-based production at the beginning of the third quarter during the annual maintenance outages at these facilities. However, the level of orders received was satisfactory. The level of orders received for in-core fuel management codes was also good with some orders for the new GARDEL in-core monitoring system and the SIMULATE 3R real-time simulator.

Waste & Decommissioning

During the third quarter, net sales for the SBU amounted to SEK 74.7 million (60.5) and, for the period of January–September, to SEK 205.2 million (148.1). Operating profit for the third quarter amounted to SEK 12.8 million (-9.6) and, for the period of January–September, to SEK -4.5 million (-41.8). The operating result includes SEK -20.6 million (-56.3) from the business in Erwin, USA, which includes expenses for the arbitration process in the USA amounting to SEK 24.2 million (19.4).

The production volumes in the Erwin facility have continued to improve and the prices are slowly increasing, resulting in an improved cash flow.

Studsvik RadWaste's business is continuing to develop favorably. Net sales remain unchanged, compared with 2001, although profitability has improved.

Industrial Services

During the third quarter, net sales for the SBU amounted to SEK 119.1 million (124.2) and, for the period of January–September, net sales amounted to SEK 316.0 million (293.4). Operating profit for the third quarter amounted to SEK 6.9 million (12.8) and, for the period of January–September, to SEK 12.5 million (16.9). Profit for the third quarter includes SEK -6.7 million (-0.6) related to the adjustment of the purchase price for SINA. The net sales and profit of the German business have improved largely due to the high business volumes generated by dismantling and decommissioning. The German dismantling and decommissioning market is growing. Net sales in the Swedish business have declined. Corrective measures to improve business volumes and the profitability of the Swedish business are currently in progress.

Nuclear Medicine

During the third quarter, the net sales for the SBU amounted to SEK 3.8 million (3.3) and, for the period of January-September, to SEK 14.4 million (10.6). The operating result for the third quarter amounted to SEK -3.2 million (-0.3) and, for the period of January–September, to SEK -8.1 million (-0.6).

The increase in net sales is entirely attributable to medical radioisotopes. BNCT activities are still at the clinical testing phase and are reporting a loss. The clinical results of treatments conducted are evaluated on a continuous basis. The conclusions that have been drawn so far are that BNCT is at least as effective as conventional therapy. Analyses of patient data also indicate that BNCT results in a longer survival time and an improved quality of life than conventional therapy.

Investments

During the third quarter, investments for the Group amounted to SEK 19.8 million (20.0). During the period January–September investments amounted to SEK 39.9 million (50.6) and mainly concerned re-investments.

Financial Position and Liquidity

At September 30, liquid assets amounted to SEK 82.9 million (265.0), which corresponds to 9 per cent of net sales calculated on an annual basis.

Equity amounted to SEK 467.9 million (591.7) and the equity-assets ratio to 43.9 (43.5) per cent.

Interest-bearing liabilities amounted to SEK 203.1 million (343.1). Borrowing is entirely in foreign currency and concerns the investment in the USA as well as the acquisition of SINA Industrieservice and corresponds to assets in the same currency.

Cash Flow

The cash flow from operating activities before investments and changes in working capital amounted to SEK 38.5 million (-69.3) for the period of January–September. The Group reports a slight positive change in working capital for the third quarter. For the period of January–September, the cash flow has been reduced by a SEK 63.7 million change in working capital. This is mainly explained by the disbursement of arbitration expenses and expenses for the iridium incident which had been reported as a liability, lower advance payments from customers and a certain increase in accounts receivable as a result of an increase in net sales. A positive change in working capital was reported for the corresponding period the previous year, mainly as a result of the SPP refund received which had been reported as a receivable. After

investments and changes in working capital, the cash flow for the period of January–September amounted to SEK -65.1 million (-103.9). Corrective measures have been under way for some time to improve the cash flow, focusing on improving the operating result and on reducing capital tied up in assets.

Personnel

During the period the average number of employees amounted to 1,154 (1,236).

Parent Company

In the third quarter, net sales for the parent company amounted to SEK 2.8 million (4.0). During the period January–September net sales for the parent company amounted to SEK 8.4 million (12.7). The operating result amounted to SEK -23.8 million (-45.7) including SEK 0 million (-16.0) in non-recurring items. The decrease in net sales is related to a modification of procedures for intra-group transactions and has no impact on financial performance.

The Studsvik Share

During the quarter, almost 238,000 shares were traded. During the quarter, the maximum quoted share price was SEK 48 and the minimum, SEK 36. The opening price for the quarter was SEK 46 and the closing price, SEK 38.80.

Future Outlook

The Group is expected to show a tangible improvement in financial performance in 2002, which corresponds to the assessment made in interim report for January-June 2002. All of the Group's units are expected to report improved results with the exception of BNCT activities which will remain in the clinical trial phase and will report a loss in 2002.

Changed Accounting Policies

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20, Interim Reports. From 2002, the company is applying the seven new recommendations that enter into force from this year. The new accounting policies have no impact on the reported financial performance and position. Consequently, the comparative figures for the previous year have not been adjusted.

Consolidated Income Statement Amounts in SEK million	**Jul-Sep 2002**	**Jul-Sep 2001**	**Jan-Sep 2002**	**Jan-Sep 2001**	**Full Year 2001**
Net sales	250.5	247.9	743.2	656.4	882.7
Cost of services sold	-199.1	-209.8	-591.9	-556.5	-748.9
Gross profit	**51.4**	**38.1**	**151.3**	**99.9**	**133.8**
Selling expenses	-8.4	-9.5	-28.8	-29.8	-41.0
Administrative expenses	-25.5	-52.0	-107.2	-130.4	-172.7
Research and development costs	-10.0	-11.1	-31.3	-34.3	-48.7
Other operating income	–	0.1	0.9	0.2	0.5
Other operating expenses	–	-0.1	-0.1	-0.2	-0.1
Result from participations in associated companies	0.7	0.6	1.6	1.7	2.5
Operating result	**8.2**	**-33.9**	**-13.6**	**-92.9**	**-125.7**
Interest income and other similar profit/loss items	4.1	2.9	6.6	7.2	10.8
Interest expense and other similar profit/loss items	-2.0	-4.0	-6.0	-13.4	-17.5
Result after financial items	**10.3**	**-35.0**	**-13.0**	**-99.1**	**-132.4**
Tax	-3.4	3.1	-12.9	-6.2	-3.0
Result for the period	**6.9**	**-31.9**	**-25.9**	**-105.3**	**-135.4**
Result per share, SEK	0,86	-3,93	-3,19	-14,22	-17.86

Condensed Consolidated Balance Sheet Amounts in SEK million	**September 2002**	**September 2001**	**Full Year 2001**
Assets			
Goodwill	80.3	93.4	88.9
Other intangible fixed assets	12.1	14.2	13.7
Tangible fixed assets	627.3	721.1	725.2
Financial fixed assets	28.5	21.9	11.6
Inventories etc	6.1	6.5	6.4
Accounts receivable – trade	115.8	131.5	131.7
Other current receivables	113.5	107.9	82.5
Cash and bank balances	82.9	265.0	258.0
Total assets	**1,066.5**	**1,361,5**	**1,318.0**
Equity and liabilities			
Equity	467.9	591.7	551.6
Provisions	167.9	176.9	160.2
Long-term liabilities	191.9	328.1	313.6
Current liabilities	238.8	264.8	292.6
Total liabilities and equity	**1,066.5**	**1,361,5**	**1,318.0**

Changes in equity Amounts in SEK million	**Jan-Sep 2002**	**Jan-Sep 2001**	**Full Year 2001**
Equity at the beginning of the period	551.6	356.1	358.0
New share issue	–	159.7	159.7
Shareholder's contribution	–	160.8	160.8
Net result for the period	-25.9	-105.3	-135.4
Change in translation differences	-57.8	20.4	8.5
Equity at the end of the period	467.9	591.7	551.6

Condensed Consolidated Cash Flow Statement Amounts in SEK million	**Jan-Sep 2002**	**Jan-Sep 2001**	**Full Year 2001**
Operating activities			
Operating result	-13.6	-92.9	-125.7
Depreciation	71.8	68.3	91.9
Other non-cash items	-5.8	1.8	-23.2
	52.4	**-22.8**	**-57.0**
Financial items, net	0.7	-6.2	-7.8
Tax	-14.6	-40.3	-30.9
Cash flow generated from operations before working capital changes	**38.5**	**-69.3**	**-95.7**
Working capital changes	-63.7	16.0	56.6
Cash flow from operating activities	**-25.2**	**-53.3**	**-39.1**
Investing activities			
Investments	-39.9	-50.6	-74.2
Other changes from investing activities	-16.3	1.3	13.8
Cash flow from investing activities	**-56.2**	**-49.3**	**-60.4**
Financing activities			
New share issue and shareholder's contribution	–	320.5	320.5
Change, borrowings	-91.2	13.9	3.9
Cash flow from financing activities	**-91.2**	**334.4**	**324.4**
Change in liquid assets	**-172.6**	**231.8**	**224.9**
Liquid assets at the beginning of the year	**258.0**	**31.8**	**31.8**
Translation differences	**-2.5**	**1.4**	**1.3**
Liquid assets at the end of the period	**82.9**	**265.0**	**258.0**

Financial Ratios for the Group* Amounts in SEK million	**Jan-Sep 2002**	**Jan-Sep 2001**	**Full Year 2001**
Operating result			
Operating result before depreciation	58.2	-24.6	-33.8
Operating result before amortization of goodwill	-6.2	-85.2	-115.7
Margins			
Operating margin before depreciation, %	7.8	neg	neg
Operating margin before amortization of goodwill, %	neg	neg	neg
Operating margin, %	neg	neg	neg
Profit margin, %	neg	neg	neg
Profitability			
Return on total assets, %	neg	neg	neg
Return on operating capital, %	neg	neg	neg
Return on capital employed, %	neg	neg	neg
Return on equity, %	neg	neg	neg
Capital structure			
Total capital	1,066.5	1,361.5	1,318.0
Operating capital	588.4	670.0	624.3
Capital employed	671.3	935.0	882.3
Equity	467.9	591.7	551.6
Net interest-bearing debt	120.2	78.1	72.5
Net debt-equity ratio (times)	0.3	0.1	0.1
Interest cover	neg	neg	neg
Equity-assets ratio, %	43.9	43.5	41.9
Cash flow			
Degree of self-financing (times)	neg	neg	neg
Investments	39.9	50.6	74.2
Employees			
Average number of employees	1,154	1,236	1,134
Net sales per employee	0.9	0.7	0.8

* For definitions, see Studsvik's Annual Report 2001.

Data per share Amounts in SEK	**Jul-Sep 2002**	**Jul-Sep 2001**	**Jan-Sep 2002**	**Jan-Sep 2001**	**Full Year 2001**
Number of shares at the end of the period	8,114,211	8,114,211	8,114,211	8,114,211	8,114,211
Average number of shares	8,114,211	8,114,211	8,114,211	7,399,528	7,581,625
Result per share	0,86	-3,93	-3,19	-14,22	-17,86
Equity per share	57,67	72,92	57,67	72,92	67,98

Financial data per SBU Amounts in SEK million	**Jul-Sep 2002**	**Jul-Sep 2001**	**Jan-Sep 2002**	**Jan-Sep 2001**	**Full Year 2001**
Nuclear Technology					
Net sales	59.1	77.4	242.9	243.7	310.2
Operating result before amortization of goodwill	-2.8	-15.0	10.3	-19.3	-30.2
Operating result	-2.8	-15.0	10.3	-19.3	-30.2
Investments	19.2	0.9	32.2	13.0	26.7
Average number of employees	221	227	222	224	225
Waste & Decommissioning					
Net sales	74.7	60.5	205.2	148.1	206.5
Operating result before amortization of goodwill	12.8	-9.6	-4.5	-41.8	-57.0
Operating result	12.8	-9.6	-4.5	-41.8	-57.0
Investments	-0.2	3.3	1.7	10.5	12.8
Average number of employees	54	54	54	44	51
Industrial Services					
Net sales	119.1	124.2	316.0	293.4	396.1
Operating result before amortization of goodwill	9.4	15.8	20.0	24.4	22.5
Operating result	6.9	12.8	12.5	16.9	13.4
Investments	0.5	12.0	5.2	18.9	21.5
Average number of employees	832	956	848	936	827
Nuclear Medicine					
Net sales	3.8	3.3	14.4	10.6	15.9
Operating result before amortization of goodwill	-3.2	-0.3	-8.1	-0.6	1.1
Operating result	-3.2	-0.3	-8.1	-0.6	1.1
Investments	–	3.5	0.1	7.5	12.4
Average number of employees	6	6	6	6	6